Exhibit 99.1

ReneSola Announces Convertible Note and Share Repurchases

Shanghai, China, March 16, 2016 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesola.com) (NYSE: SOL), a leading brand and technology provider of energy-efficient products, today announced that the Company has repurchased all of its remaining $5.6 million convertible notes due March 15, 2018 upon exercise by note holders of the put option which expired on March 14, 2016.

The Company announced on September 23, 2015 that its Board of Directors authorized a share repurchase program, under which the Company may repurchase up to $20 million of its outstanding American depositary shares (“ADSs”) within the next 12 months. Since the announcement of such ADSs repurchase program, the Company has repurchased 877,348 ADSs.

“Despite fluctuations in the solar business cycle and macroeconomic conditions in the last few years, we executed our financial strategy, effectively managed our balance sheet and repurchased all of our $200 million convertible notes with cash generated from operating activities,” said Mr. Xianshou Li, ReneSola’s Chief Executive Officer.

Mr. Li continued, “Our Board of Directors and senior management strongly believe in the Company’s growth prospects. Going forward, our team will continue to execute our downstream strategy and actively and effectively manage our balance sheet. The recent convertible note and ADS repurchases demonstrate our confidence in the strength of our business and our commitment to delivering shareholder value.”

The Company may continue to repurchase its ADSs from time to time, subject to market conditions and other strategic considerations. Such repurchases will be made in accordance with the applicable laws and subject to any required regulatory approvals.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand and technology provider of energy efficient products. Leveraging its global presence and expansive distribution and sales network, ReneSola is well positioned to provide its highest quality green energy products and on-time services for EPC, installers, and green energy projects around the world. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Ms. Rebecca Shen

Tel: +86 (21) 6280-9180 x106

Email: ir@renesola.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

China: +86 (138) 1079-1480

Email: gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

Tel: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com